SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                            Lumen Technologies, Inc.
                          (Formerly CenturyLink, Inc.)
            ________________________________________________________
                                (Name of Issuer)


                                  Common Stock
            _______________________________________________________
                        (Title of Class and Securities)

                                   550241103
            _______________________________________________________

                     (CUSIP Number of Class of Securities)

                               O. Mason Hawkins
                             Chairman of the Board
                                     and
                             Andrew R. McCarroll
                               General Counsel

                      Southeastern Asset Management, Inc.
                        6410 Poplar Avenue, Suite 900
                             Memphis, TN  38119
                               (901) 761-2474
         ___________________________________________________________

         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                              November 3, 2021
                  ___________________________________________
                        (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]







CUSIP No. 550241103                                             13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  Funds of investment advisory clients
_____________________________________________________________________________
(5)  CHECK BOX IF DISCOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :      13,615,459 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :      42,762,140 shares (Shared)
                                   :       9,312,209 shares (No Vote)
                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :      27,835,596 shares
                                   __________________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :      37,854,212 shares (Shared)
                                   :               0 shares (None)
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       65,689,808 shares
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       6.4 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________







CUSIP No. 550241103

(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  None
_____________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________

                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None (See Item 3)
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________




Item 4.  Purpose of Transaction

The purpose of this amendment to our Schedule 13D is to urge re-authorization and resumption of share repurchase.

We applaud the company for two excellent divestitures and for $1B of share repurchase in the third quarter. Using the rough and very conservative Net Asset Value (NAV) shown by the company in its previous Investor Presentation, every $1B of share repurchase at $13.75 per share results in at least $2B of shareholder value if the NAV is twice the price. This increases the midpoint of the NAV range by over $1.25 per share. NAV per share is further supported by the recent transactions happening at 9x EBITDA for the lowest multiple part of the higher-multiple fiber business and 5.5x EBITDA for the lowest multiple part of the lower-multiple legacy business, when the whole company trades at less than 6x EBITDA, and a strong majority of its remaining business comes from higher-multiple fiber assets. Additionally, each $1B of share repurchase reduces the denominator such that Free Cash Flow (FCF) per share increases by about $.20 per share.

Because of confusion on previous earnings calls about the "payout ratio" (i.e., mistakes in calculation and inconsistent methodology), we would point out to those whose highest priority is the cash dividend that the FCF per share benefits accruing from share repurchase meaningfully improve the payout ratio when defined by dividend divided by FCF. This happens because the dividend yield is much greater than the company's current after tax cost of debt, such that each share of repurchase retires a high single digit after tax obligation and replaces it with a low single digit after tax obligation. This is up to a point of course, and we are not urging the company to leverage itself excessively with buybacks.

We continue to support management and certain board members overall. We were encouraged to hear on the recent quarterly call that additional asset sales are possible. We are not opposed to high return capital spending projects which expand the fiber network, but we want to make sure they are weighed against all other capital allocation alternatives on a risk-adjusted basis. The dividend is safely covered and provides flexibility for prioritized growth capital spending and share repurchase.


Item 5.  Interest In Securities of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 65,689,808 shares of the common stock of the Issuer, constituting approximately 6.4% of the 1,023,894,166 shares outstanding.

                          Common       % of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Voting Authority

Sole:                 13,615,459              1.3%
Shared:               42,762,140*             4.2%
None:                  9,312,209              0.9%

Total                 65,689,808              6.4%

 *Consists of shares owned by Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners Global Fund, series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, and other advisory clients.

Dispositive Authority

Sole:                   27,835,596             2.7%
Shared:                 37,854,212*            3.7%
None:                            0             0.0%

Total                   65,689,808             6.4%

 *Consists of shares owned by Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners Global Fund a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, and other advisory clients.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) Purchase or sale transactions in the Securities during the past sixty days are disclosed on Schedule II.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.



                            Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 4, 2021


                              Southeastern Asset Management, Inc.

                              By /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________



                       Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Initial Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Initial Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of November 4, 2021.


                              Southeastern Asset Management, Inc.

                              By /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________







                           SCHEDULE II
               Transactions in the Last Sixty Days

Transaction Type      Date      # of Shares      Price per Share*


Sale                 09/07/21        2,417          $11.92
Sale                 09/07/21        1,142          $11.92
Sale                 09/07/21          571          $11.92
Sale                 09/07/21          380          $11.92
Sale                 09/07/21           54          $11.92
Sale                 09/07/21        4,000          $11.92
Sale                 09/07/21        2,000          $11.92
Sale                 09/07/21        1,000          $11.92
Sale                 09/07/21        2,000          $11.92
Sale                 09/07/21          811          $11.92
Sale                 09/07/21        2,000          $11.92
Sale                 09/07/21        1,500          $11.92
Sale                 09/07/21        2,000          $11.92
Sale                 09/07/21        1,000          $11.92
Sale                 09/07/21        3,000          $11.92
Sale                 09/07/21        1,000          $11.92
Sale                 09/07/21        2,999          $11.92
Sale                 09/07/21          399          $11.92
Sale                 09/07/21            3          $12.00
Sale                 09/07/21        1,000          $11.92
Sale                 09/07/21        1,000          $11.92
Sale                 09/07/21        1,000          $11.92
Sale                 09/07/21        1,300          $11.92
Sale                 09/07/21        2,600          $11.92
Sale                 09/07/21        1,051          $11.92
Sale                 09/07/21        2,600          $11.92
Sale                 09/07/21          571          $11.92
Sale                 09/07/21        1,300          $11.92
Sale                 09/07/21        2,600          $11.92
Sale                 09/07/21        7,857          $11.92
Sale                 09/07/21          714          $11.92
Sale                 09/07/21          141          $11.92
Sale                 09/07/21          929          $11.92
Sale                 09/07/21        1,400          $11.92
Sale                 09/07/21        1,400          $11.92
Sale                 09/07/21        1,400          $11.92
Sale                 09/07/21        1,525          $11.92
Sale                 09/07/21          301          $11.92
Sale                 10/01/21          340          $12.72




Sales by Southeastern clients in the ordinary course of business on the New York Stock Exchange or through Electronic
Communication Networks (ECNs).



* Net of commissions
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SCHEDULE 13D - Lumen Technologies, Inc. ("Issuer")

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